UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2011
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Pricing of RMB 1.2 Billion
US$-Settled Senior Notes due 2014
     We, LDK Solar Co., Ltd., today announced the pricing of US$-settled 10.00% senior notes due 2014 in the aggregate principal amount of RMB 1.2 billion (the “Notes”) being offered and sold outside the United States pursuant to Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”). The Notes will bear interest at the rate of 10.00% per annum from February 28, 2011, payable semi-annually in arrears on February 28 and August 28 of each year, beginning on August 28, 2011. The Notes will mature on February 28, 2014 and will be guaranteed by certain of our offshore subsidiaries. The closing of the offering is expected to occur on or about February 28, 2011. We intend to use the net proceeds of the offering to repay certain of our existing indebtedness with remaining maturities of up to one year.
     Our press release announcing the pricing of the offering issued on February 18, 2011 is attached hereto as Exhibit 99.4.
     Our press release is not an offer to sell or the solicitation of an offer to buy any of our securities. Any offers of the above securities will be made only by means of a private offering memorandum. The Notes and the related guarantees have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: February 18, 2011

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